This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

March 27, 2003

3.

Press Release

The press release was issued on March 27, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. ((NSU-TSX) is pleased to announce that the Eritrean Ministry of Energy and Mines has awarded the Company two new property licenses, an extension to the Bisha License and the Augaro License located in western Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on March 27, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEVSUN ACQUIRES TWO NEW PROPERTY

LICENSES IN ERITREA

                                                                           March 27, 2003

Nevsun Resources Ltd. ((NSU-TSX) is pleased to announce that the Eritrean Ministry of Energy and Mines has awarded the Company two new property licenses, an extension to the Bisha License and the Augaro License located in western Eritrea.

With the extension to the Bisha license, Nevsun’s Bisha and Okreb properties are now contiguous with the new property covering an area of approximately 325 square kilometers. An airborne EM and magnetometer survey of the entire area is in progress, ground geophysical crews are operating, orientation geochemical sampling is taking place and regional and detailed geological mapping is being conducted. Mechanical trenching is being done over the main Bisha high-grade gold and base metals discovery.

A 6,500 meter diamond drill program has been underway since February 24, 2003. To date, nine diamond drill holes have been completed. A larger Longyear 44 diamond drill rig will replace the Kluane drill rig in early April.

The new extended license will allow Nevsun to expand its exploration program and put the geological framework together on a more regional basis. It is anticipated that other gold and base metal occurrences will be located and subsequently explored.

The Augaro License

The license covers an area of 650 square kilometers and contains the former producing, shear zone hosted gold deposits of Augaro and Damiscioba previously mined by the Italians in the 1930’s.

At Augaro, records indicate past production of 30,000 ounces of gold from the adjoining Augaro and Damiscioba deposits. At Damiscioba widths of 4.0 meters grading 15.0 grams per tonne gold  are reported.

Past operators during the period of 1997 to 1999 completed stream sediment surveys, soil sampling surveys and geological mapping. A 1.0 to 2.0 kilometer line spacing airborne EM, magnetometer and spectrometer survey was completed in 1997 as part of a 14,000  kilometer survey over a much larger area.

Nevsun’s objective is to define a shear zone hosted gold deposit of significant size and grade to be mined economically. There also appears to be potential for volcanogenic massive sulphide deposits.

Nevsun plans to immediately carry out data compilation of all past work and fly an airborne EM and magnetometer survey over the majority of the new license area at 150 meter line spacing. The Augaro Mine area will be subjected to detailed geological mapping and soil sampling with the objective of defining drill targets within the first years work program.

The Augaro License is considered to be a prime land position in Eritrea and compliments Nevsun’s other gold and base metal exploration properties. It is readily accessible by road  which takes approximately 4.5 hours to drive from the capital city of Asmara. The road is paved for 75% of this distance.

Nevsun Resources continues to maintain its focus on the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometers in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in 2004.

Management believes that the recently discovered high-grade gold and base metals Bisha Property in Eritrea complements Nevsun’s Tabakoto and Segala Projects as it provides for further corporate growth.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com www.nevsun.com